UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Highlights

•	SQM reported net income(1) for the twelve months ended December 31, 2020 of US$164.5 million.

•	Revenues during 2020 were US$1,817.2 million.

•	SQM will hold a conference call to discuss these results on Thursday, March 4 at 10:00am ET (12:00pm Chile time).

Participant Dial-In (Toll Free): 1-855-238-1018

Participant International Dial-In: 1-412-542-4107

Webcast: https://services.choruscall.com/links/sqm210304.html

Santiago, Chile. March 3, 2021.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) today reported net income for the twelve months ended December 31, 2020 of US$164.5 million (US$0.63 per ADR), a decrease from US$278.1 million (US$1.06 per ADR) reported for the twelve months ended December 31, 2019. The net income was affected by a settlement fee related to a class action lawsuit against the Company in the United States which had a one-time, before-tax effect of US$62.5 million.

Gross profit reached US$482.9 million (26.6% of revenues) for the twelve months ended December 31, 2020, lower than US$560.1 million (28.8% of revenues) recorded for the twelve months ended December 31, 2019. Revenues totaled US$1,817.2 million for the twelve months ended December 31, 2020, representing a decrease of 6.5% compared to US$1,943.7 million reported for the twelve months ended December 31, 2019.

The Company also announced earnings for the fourth quarter of 2020, reporting net income of US$67.0 million (US$0.25 per ADR) compared to US$66.9 million (US$0.25 per ADR) for the fourth quarter of 2019. Gross profit for the fourth quarter of 2020 reached US$132.5 million; approximately 3.9% lower than the US$137.8 million recorded for the fourth quarter of 2019. Revenues for the fourth quarter of 2020 totaled US$513.8 million, an increase of approximately 8.8% compared to the fourth quarter of 2019, when revenues amounted to US$472.2 million.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Last year was particularly positive from an operational point of view. As a result of the effort and dedication of all of our workers, we were able to successfully implement effective protocols which allowed us to maintain our production facilities operating throughout the year. Despite the different restrictions implemented aimed at prioritizing the health of our workers, collaborators and nearby communities, we were able to exceed all our original goals related to production volumes, sustainability, cost and quality in all of our business lines.”

He continued, “In particular, I want to highlight our lithium carbonate operations, in which our production surpassed 70,000 metric tons in 2020 and in which all quality indices exceeded our objectives for the year. Our production trends remain very positive, during the first two months of 2021, we have produced more than 7,000 metric tons of lithium carbonate per month. All of the above allows us to be optimistic about our goal of completing our new lithium carbonate expansion, which is expected to reach 120,000 metric tons by the end of this year and 180.000 metric tons at the end of 2023. Another significant milestone in 2020 was the compliance with quantity, logistics capacity and strict quality control of solar salt shipments that exceeded 160,000 metric tons. We believe that that we are prepared to satisfy the market needs with the annual volumes of over 200,000 metric tons of solar salts.”

He closed by saying, “ The fourth quarter was not only the quarter with the highest operating margin of the year, but it also set a historical record for lithium sales volumes. We sold more than 25,000 metric tons and complied with all logistics, production and quality restrictions, a clear sign that we are prepared to continue to grow rapidly as one of the main lithium suppliers for the battery industry. Our lithium sales volumes rose more than 40% in the year despite the market growing approximately 6%, proving that we have indisputable competitive advantages related to production costs and capacity, logistics response and high-quality production”.

Sustainable Development

“We continue to focus diligently on our Sustainable Development Plan and are proud to announce that we are the first lithium mining company in the world to join the Initiative for Responsible Mining Assurance (IRMA). For years, we have built a sustainable operation in an effort to protect the environment, our communities and contribute to sustainable industries. Becoming a Pending Member of IRMA in our operations in the Salar de Atacama, helps us to consolidate best practices to address environmental, social and governance challenges”, affirmed Mr. Ramos.

IRMA certification is an initiative that promotes responsible mining practices, providing verification at a global level. Full Membership is expected to be attained when we commence a publicly announced independent audit based on the IRMA Standard. This is a new step in the company's commitment to the environment, communities and the contribution to sustainable industries that is reflected in our robust sustainability plan and human rights policy.

This pending membership is part of our commitment to a high level of transparency, seeking public reportability of the objectives we established related to environmental matters, sustainable operations and social responsibility. This membership is also linked to the role we play in the value chain of strategic industries for human development, among these being the revolution in the electric vehicle market and sustainable mobility.

Segment Analysis

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$383.4 million during the twelve months ended December 31, 2020, a decrease of 24.2% compared to the US$505.7 million for the twelve months ended December 31, 2019.

Lithium and derivatives revenues increased 37.3% during the fourth quarter of 2020 compared to the fourth quarter of 2019. Total revenues amounted to US$136.9 million during the fourth quarter of 2020, compared to US$99.7 million in the fourth quarter of 2019.

Lithium and Derivatives Sales Volumes and Revenues:

		2020	2019	2020/2019
Lithium and Derivatives	Th. MT	64.6	45.1	19.5	43%
Lithium and Derivatives Revenues	MUS$	383.4	505.7	-122.3	-24%

		4Q2020	4Q2019	2020/2019
Lithium and Derivatives	Th. MT	25.8	11.0	14.8	134%
Lithium and Derivatives Revenues	MUS$	136.9	99.7	37.2	37%

During 2020, we believe total lithium market demand reached approximately 330,000 metric tons of lithium carbonate equivalent, a 6% growth compared to 2019, while our volumes in this market grew more than 40% in the same period. It is important to note that electric vehicle sales growth during 2020 increased over 40% when compared to 2019, and this growth reached approximately 120% during the fourth quarter 2020 when compared to the same period last year. We expect this momentum to continue into 2021 and believe that lithium demand growth will reach almost 25% this year, and ultimately reach between 900,000-1 million metric tons in 2025.

Given these strong market growth indicators, our installed capacity and the quality of our production, we believe that our 2021 sales volumes will increase, reaching more than 80,000 metric tons for the year.

Our sales volumes grew almost 50% in the fourth quarter of 2020 compared to the third quarter of the same year, while our average price during this period remained stable at around US$5,300 per metric ton. We believe that this could be the bottom of the decreasing pricing trend and that we could see higher prices during the first half of 2021.

Given these trends, we remain particularly optimistic about the long-term growth of the lithium market. For this reason, the Board recently approved the investment in the Mt. Holland lithium project in Western Australia, a 50/50 joint venture with our partner Wesfarmers Limited. Based on the information provided in the Updated Definitive Feasibility Study (“UDFS”), our share of investment in the project is expected to be approximately US$700 million between 2021-2025. The UDFS confirms an expected initial production capacity of 50,000 metric tons battery grade lithium hydroxide with first production coming online during the second half of 2024 if all necessary permits are received as anticipated. We plan to purchase the main long-lead items and for construction to begin during the second half of 2021. We believe we are one of the lowest-cost producers of lithium and anticipate this project will also be competitively positioned on the cost-curve.

Gross profit(2) for the Lithium and Derivatives segment accounted for approximately 18% of SQM’s consolidated gross profit for the twelve months ended December 31, 2020.

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the twelve months ended December 31, 2020 totaled US$701.7 million, a decrease of 3.1% compared to $723.9 million reported for the twelve months ended December 31, 2019.

Fourth quarter 2020 revenues reached US$179.1 million, 3.6% higher than the US$172.8 million reported in the fourth quarter of 2019.

Specialty Plant Nutrition Sales Volumes and Revenues:

		2020	2019	2020/2019
Specialty Plant Nutrition Total Volumes	Th. MT	1036.4	1041.9	-5.5	-1%
Sodium Nitrate	Th. MT	25.6	30.2	-4.6	-15%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	575.2	617.4	-42.2	-7%
Specialty Blends	Th. MT	271.3	238.9	32.3	14%
Other specialty plant nutrients (*)	Th. MT	164.4	155.3	9.0	6%
Specialty Plant Nutrition Revenues	MUS$	701.7	723.9	-22.2	-3%

		4Q2020	4Q2019	2020/2019
Specialty Plant Nutrition Total Volumes	Th. MT	265.2	254.1	11.1	4%
Sodium Nitrate	Th. MT	6.8	9.5	-2.7	-29%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	136.7	135.9	0.8	1%
Specialty Blends	Th. MT	77.8	65.8	12.0	18%
Other specialty plant nutrients (*)	Th. MT	43.9	42.9	1.1	3%
Specialty Plant Nutrition Revenues	MUS$	179.1	172.8	6.2	4%

*Includes trading of other specialty fertilizers.

The specialty plant nutrition business line remains an important segment within our diverse portfolio and we believe demand growth in this market was approximately 5% in 2020 and we expect to see the same demand growth in 2021. Our sales volumes during 2020 were more or less flat compared to last year, decreasing 0.5%. Prices in the fourth quarter of 2020 increased over 4% when compared to the third quarter of the same year.

As an integrated producer of potassium chloride and potassium nitrate, the higher prices of potassium chloride we are seeing in the market should not have a significant impact on our production cost, while at the same time, our consolidated distribution network should help insulate us from some higher cost of transportation we are seeing in the market. Consequently, we believe we are the lowest cost producer in this market and we expect to strengthen our market position in 2021.

SPN gross profit(2) accounted for approximately 34% of SQM’s consolidated gross profit for the twelve months ended December 31, 2020.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2020 were US$334.7 million, a decrease of 9.8% compared to US$371.0 million generated for the twelve months ended December 31, 2019.

Revenues from sales of iodine and derivatives for the fourth quarter of 2020 amounted to US$71.9 million, a decrease of 23.2% compared to US$93.6 million achieved during the fourth quarter of 2019.

Iodine and Derivative Sales Volumes and Revenues:

		2020	2019	2020/2019
Iodine and Derivatives	Th. MT	9.7	12.7	-3.1	-24%
Iodine and Derivatives Revenues	MUS$	334.7	371.0	-36.4	-10%

		4Q2020	4Q2019	2020/2019
Iodine and Derivatives	Th. MT	2.1	3.0	-0.9	-30%
Iodine and Derivatives Revenues	MUS$	71.9	93.6	-21.7	-23%

The iodine market was impacted by the Covid-19 pandemic during 2020, and a result total market demand decreased approximately 9% last year. We believe we will see a significant recovery during 2021 as the impact of the pandemic fades away, mostly led by the x-ray contrast media, LCD and pharmaceutical markets and we hope to increase market share during the year. We have announced plans to increase our capacity in this business line to ensure that we have appropriate capacity available to meet future demand needs.

During the last quarter of 2020, our sales volumes were still impacted by lower consumption throughout the iodine supply chain. Demand has shown a positive trend in the first months of 2021 and we anticipate our sales volumes in the first quarter could be higher than those reported in the fourth quarter of 2020. Average prices in the iodine and derivatives business line were stable on a quarterly basis throughout the year.

Gross profit(2) for the Iodine and Derivatives segment accounted for approximately 34% of SQM’s consolidated gross profit for the twelve months ended December 31, 2020.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for 2020 totaled US$209.3 million, a 1.3% decrease compared to the US$212.2 million reported for the twelve months ended December 31, 2019.

Potassium chloride and potassium sulfate revenues increased 32.9% in the fourth quarter of 2020, totaling US$66.3 million compared to the US$49.9 million reported for the fourth quarter of 2019.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		2020	2019	2020/2019
Potassium Chloride and Potassium Sulfate	Th. MT	726.7	597.3	129.4	22%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	209.3	212.2	-2.9	-1%

		4Q2020	4Q2019	2020/2019
Potassium Chloride and Potassium Sulfate	Th. MT	244.6	143.0	101.6	71%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	66.3	49.9	16.4	33%

We believe that the potassium chloride market surpassed 67 million metric tons in 2020, an increase of approximately 3 million metric tons compared to 2019. Average prices for potassium chloride during the fourth quarter were about US$244 permetric ton, flat when compared to the third quarter. During the first two months of 2021 we have seen higher prices, leading us to believe that we will see higher prices throughout the rest of the year given the demand growth expected for 2021.

Our sales volumes of potassium chloride and potassium sulfate for the twelve months ended December 31, 2020 totaled approximately 730,000 metric tons, exceeding our expectations. We believe that our sales volumes in 2021 will be similar to sales volumes reported during 2020.

Gross profit(2) for Potassium Chloride and Potassium Sulfate business line accounted for approximately 5% of SQM’s consolidated gross profit for the twelve months ended December 31, 2020.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2020 reached US$160.6 million, a 69.3% increase compared to US$94.9 million for the twelve months ended December 31, 2019.

Revenues for the fourth quarter of 2020 totaled US$53.1 million, an increase of 13.0% compared to US$47.0 million for the fourth quarter of 2019.

Industrial Chemicals Sales Volumes and Revenues:

		2020	2019	2020/2019
Industrial Nitrates	Th. MT	225.1	123.5	101.6	82%
Industrial Chemicals Revenues	MUS$	160.6	94.9	65.7	69%

		4Q2020	4Q2019	2020/2019
Industrial Nitrates	Th. MT	83.2	65.0	18.2	28%
Industrial Chemicals Revenues	MUS$	53.1	47.0	6.1	13%

Industrial chemicals revenues for the twelve months ended December 31, 2020 increased significantly compared to revenues reported during the same period last year. This was a result of anticipated sales volumes of solar salts which reached 160,000 metric tons. We believe in 2021 our sales volumes related to solar salts will reach approximately 200,000 metric tons in addition to the sales volumes related to the traditional uses in this business line.

Gross profit(2) for the Industrial Chemicals segment accounted for approximately 9% of SQM’s consolidated gross profit for the twelve months ended December 31, 2020.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$27.6 million in the twelve months ended December 31, 2020, lower than the US$36.0 million for the twelve months ended December 31, 2019.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$1,130.4 million for the twelve months ended December 31, 2020, a decrease of 4.4% compared to US$1,182.3 million for the same period in 2019.

Administrative Expenses

Administrative expenses totaled US$107.0 million (5.9% of revenues) for the twelve months ended December 31, 2020, compared to US$117.2 million (6.0% of revenues) recorded during the twelve months ended December 31, 2019.

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2020 were US$68.5 million, compared to US$50.6 million recorded for the twelve months ended December 31, 2019.

Income Tax Expense

Income tax expense reached US$70.2 million for the twelve months ended December 31, 2020, representing an effective tax rate of 29.3%, compared to an income tax expense of US$110.0 million during the twelve months ended December 31, 2019. The Chilean corporate tax rate was 27.0% during 2020 and 2019.

Gross Profit

Gross Profit reached US$482.9 million for the twelve months ended December 31, 2020, compared to gross profit of US$560.1 during the twelve months ended December 31, 2019. Gross profit was impacted by lower average lithium prices, lower iodine sales volumes and lower potassium chloride prices.

Other

The adjusted EBITDA(3) for the twelve months ended on December 31, 2020 was US$579.8 million, lower than the US$644.2 million recorded for the twelve months ended on December 31, 2019. The adjusted EBITDA(3) margin was approximately 31.9% for the twelve months ended December 31, 2020. Adjusted EBITDA margin for the twelve months ended December 31, 2019 was approximately 33.1%. The adjusted EBITDA margin for the fourth quarter of 2020 was approximately 28.4%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
3)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Year/Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

Consolidated Statement of Financial Position

(US$ Millions)	As of Dec. 31,	As of Dec. 31,
	2020	2019
Total Current Assets	2,569.3	2,682.2
Cash and cash equivalents	509.1	588.5
Other current financial assets	348.1	505.5
Accounts receivable (1)	427.8	460.4
Inventory	1,093.0	983.3
Others	191.3	144.4

Total Non-current Assets	2,249.2	2,002.0
Other non-current financial assets	51.9	8.8
Investments in related companies	86.0	109.4
Property, plant and equipment	1,737.3	1,569.9
Other Non-current Assets	374.0	313.9

Total Assets	4,818.5	4,684.2

Total Current Liabilities	475.9	776.8
Short-term debt	69.0	291.1
Others	406.9	485.7

Total Long-Term Liabilities	2,180.0	1,772.9
Long-term debt	1,899.5	1,488.7
Others	280.5	284.2

Shareholders' Equity before Minority Interest	2,123.1	2,086.3

Minority Interest	39.5	48.2

Total Shareholders' Equity	2,162.6	2,134.5

Total Liabilities & Shareholders' Equity	4,818.5	4,684.2

Liquidity (2)	5.4	3.5

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

Consolidated Statement of Income

(US$ Millions)	For the 4th quarter		For the twelve months ended Dec. 31,
	2020	2019	2020	2019
Revenues	513.8	472.2	1,817.2	1,943.7

Lithium and Lithium Derivatives	136.9	99.7	383.4	505.7
Specialty Plant Nutrition (1)	179.1	172.8	701.7	723.9
Iodine and Iodine Derivatives	71.9	93.6	334.7	371.0
Potassium Chloride & Potassium Sulfate	66.3	49.9	209.3	212.2
Industrial Chemicals	53.1	47.0	160.6	94.9
Other Income	6.5	9.2	27.6	36.0

Cost of Goods Sold	(335.3)	(281.8)	(1,130.4)	(1,182.3)
Depreciation and Amortization	(46.0)	(52.6)	(203.9)	(201.4)

Gross Profit	132.5	137.8	482.9	560.1

Administrative Expenses	(32.4)	(33.4)	(107.0)	(117.2)
Financial Expenses	(17.1)	(18.0)	(82.2)	(76.9)
Financial Income	1.2	7.0	13.7	26.3
Exchange Difference	2.6	(1.1)	(4.4)	(2.2)
Other	(0.7)	1.9	(64.4)	0.6

Income Before Taxes	86.1	94.1	238.5	390.6

Income Tax	(17.8)	(26.0)	(70.2)	(110.0)

Net Income before minority interest	68.3	68.2	168.4	280.6

Minority Interest	(1.3)	(1.3)	(3.8)	(2.5)

Net Income	67.0	66.9	164.5	278.1
Net Income per Share (US$)	0.25	0.25	0.63	1.06

(1) Includes other specialty fertilizers

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: March 3, 2021	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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